[Connecticut Water Logo]        NEWS

Connecticut Water Service, Inc. Reports First Quarter Earnings
Earnings Total $0.29 per Share in Q1, Increase of Nearly 4%

Clinton, Connecticut, May 9, 2016 – Connecticut Water Service, Inc. (NASDAQ GS: CTWS) announced net income of $3.14 million, or earnings per basic average share (EPS) of $0.29, on total revenues of $23.1 million in the first quarter of 2016. Total revenues include revenues generated by the Company’s three business segments: Water Operations, Service and Rentals, and Real Estate. In the same period of 2015, the Company had net income of $3.10 million, or $0.28 EPS, on total revenues of $21.7 million.

Operating Results
Net income in the Company’s core business, the Water Operations segment, was $2.8 million, on revenues of $21.9 million. In the same period of 2015, net income from the segment totaled $2.7 million, on revenues of $20.3 million. The increase in revenues was related to recovery of costs for completed infrastructure replacement projects through the Water Infrastructure and Conservation Adjustment (WICA) in Connecticut and the Water Infrastructure Charge (WISC) in Maine, as well as a general rate increase in Maine’s Biddeford division.
The Services and Rentals segment contributed income of $395,000 in the first quarter of 2016. In the same period of 2015, the segment contributed $369,000. There was no activity in the Real Estate segment in the first quarter of 2016 and 2015.

Income tax expense in first quarter of 2016 was approximately $400,000, resulting in an effective tax rate of just under 10%, a rate that should be typical going forward as the Company continues to benefit from its investment in aging infrastructure and the immediate tax deduction it provides. In 2015, the Company received a one-time credit in tax expense stemming from the completion of an IRS audit that yielded no change in the Company’s tax liability for the years reviewed. The completion of the audit resulted in a $1.2 million reduction in tax expense and a (negative 34%) effective tax rate. Operations & Maintenance expenses decreased $35,000 in the first quarter of 2016 when compared to 2015.
Eric W. Thornburg, President and CEO of CTWS, noted that cost control is a key element of the Company’s financial strategy. Mr. Thornburg stated, “In the first quarter our focus on cost control helped to partially offset the impact of a change in our effective tax rate on federal income tax from negative 34% in 2015 to positive 10% in 2016, a swing of $1.3 million. Excluding federal income tax expense, total operating expenses increased less than 2%.” Mr. Thornburg added, “Continued investment in infrastructure replacement through WICA and WISC continue to benefit both our customers and shareholders. Projects completed through these programs improve service reliability to customers and allow the company to begin recovering costs through semi-annual rate adjustments. In 2016, $22.6 million is allocated for our WICA and WISC programs.”

Credit Rating
In February 2016, Standard & Poor’s (S&P) reaffirmed its ‘A’ credit rating for the Company. S&P also affirmed a ‘stable’ outlook.

Quarterly Dividend
On January 21, 2016, CTWS’s Board of Directors declared a quarterly cash dividend payment of $0.2675 per common share that was paid on March 15, 2016, for all shareholders of record as of March 1, 2016. On March 21, 2016, CTWS was added to the NASDAQ US Broad Dividend Achievers Index, which is comprised of fewer than 300 companies who have at least ten consecutive years of increasing annual regular dividend payments.

Regulatory Developments
Connecticut Water files for WICA charges on a companywide basis for all of its Connecticut water systems. The WICA was 1.59% and 4.19% as of March 31, 2015, and 2016, respectively. The Connecticut Public Utilities Regulatory Authority (PURA) approved an increase effective April 1, 2016, which increased the cumulative WICA to 5.12%.
Maine Water files for WISC charges on a division-by-division basis for each of its 10 divisions. The overall, cumulative WISC for all divisions was 1.13% and 3.08% as of March 31, 2015, and 2016, respectively. The Maine Public Utilities Commission approved an increase in WISC in one division to be effective April 1, 2016, which increased the overall WISC to 4.08% as of April 1, 2016.
On March 11, 2016, Maine Water entered into a purchase and sale agreement with the Coastal Mountain Land Trust (Land Trust), a Maine non-profit corporation, to sell 2 conservation easements on a total of 1,300 acres to the Land Trust. The conservation easements are located within the watershed of Maine Water’s Mirror Lake and Grassy Pond surface water supplies and will help to ensure that the land is preserved in its natural state. The conservation easements will be sold in two separate transactions with a combined value of $2.5 million. The transactions are expected to close by the end of 2017 and the end of 2019 respectively.
CTWS is the largest publicly traded water company based in New England. Through its wholly-owned public water utility subsidiaries, Connecticut Water and Maine Water, the Company provides drinking water to approximately 124,000 customers, or about 400,000 people, throughout the states of Connecticut and Maine.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this press release are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Any statements contained in this press release that are not statements of historical fact, including statements based upon, among other things, our current assumptions, expectations and beliefs concerning future developments and their potential effect on Connecticut Water Service, Inc., may be deemed to be forward-looking statements. These forward-looking statements involve risks, uncertainties and other factors, many of which are outside our control, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. In some cases you can identify forward-looking statements where statements are preceded by, followed by or include the words “believes,” “expects,” “anticipates,” “plans,” “future,” “potential,” “probably,” “predictions,” “continue” or the negative of such terms or similar expressions.

Because forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including but not limited to: changes in general economic, business, credit and financial market conditions; changes in environmental conditions, including those that result in water use restrictions, abnormal weather conditions; increases in energy and fuel costs; unfavorable changes to the federal and/or state tax codes; significant changes in, or unanticipated, capital requirements; significant changes in our credit rating or the market price of our common stock; our ability to integrate businesses, technologies or services which we may acquire; our ability to manage the expansion of our business; the extent to which we are able to develop and market new and improved services; the continued demand by telecommunication companies for antenna site leases on our property; the effect of the loss of major customers; our ability to retain the services of key personnel and to hire qualified personnel as we expand; labor disputes; increasing difficulties in obtaining insurance and increased cost of insurance; cost overruns relating to improvements or the expansion of our operations; increases in the costs of goods and services; civil disturbance or terroristic threats or acts; changes in accounting pronouncements; and the outcome of the review of the Company’s Connecticut state tax filings by the Connecticut Department of Revenue Services. Accordingly, the Company's actual results may differ materially from those contemplated by these forward-looking statements. Investors, therefore, are cautioned against relying on any of these forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in our filings with the Securities and Exchange Commission, including the risks and uncertainties identified in Part I, Item 1A - Risk Factors of the Company’s Annual Report on Form 10-K for the year ended December 31, 2015.

These forward-looking statements speak only as of the date of this press release, and the Company does not assume any obligation to update or revise any forward-looking statement made in this press release or that may from time to time be made by or on behalf of the Company. Information may also be obtained from the Company Contact: Daniel J Meaney, APR, Director of Corporate Communications, 93 West Main Street, Clinton, CT 06413-1600, (860) 664-6016.

Connecticut Water Service, Inc. & Subsidiaries

Condensed Consolidated Selected Financial Data (unaudited)

(In thousands except per share amounts)	March 31, 2016	March 31, 2015

Operating Revenues	$21,552	$20,030
Other Water Operations Revenues	303	310
Real Estate Revenues	--	--
Service and Rentals Revenues	1,231	1,362
Total Revenues	$23,086	$21,702
Total Operating Expenses	$17,529	$15,865
Other Utility Income, Net of Taxes	$155	$155
Total Utility Operating Income	$4,178	$4,320
Gain (Loss) on Property Transactions, Net of Taxes	$--	$--
Non-Water Sales Earnings (Services and Rentals), Net of Taxes	$395	$369
Net Income	$3,148	$3,103
Net Income Applicable to Common Shareholders	$3,139	$3,094
Basic Earnings Per Average Common Share	$0.29	$0.28
Diluted Earnings Per Average Common Share	$0.28	$0.28
Basic Weighted Average Common Shares Outstanding	10,992	10,924
Diluted Weighted Average Common Shares Outstanding	11,211	11,144
Book Value Per Share	$20.13	$18.86

Condensed Consolidated Balance Sheets (unaudited)

(In thousands)	March 31, 2016	March 31, 2015

ASSETS
Net Utility Plant	$554,509	$507,902
Current Assets	29,343	36,152
Other Assets	140,249	129,828

Total Assets	$724,101	$673,882

CAPITALIZATION AND LIABILITIES
Shareholders’ Equity	$225,834	$210,266
Preferred Stock	772	772
Long-Term Debt	171,102	177,689
Current Liabilities	46,311	25,082
Other Liabilities and Deferred Credits	188,450	174,848
Contributions in Aid of Construction	91,632	85,225
Total Capitalization and Liabilities	$724,101	$673,882

News media contact:

Daniel J. Meaney, APR
Director of Corporate Communications
Connecticut Water Service, Inc.
93 West Main Street, Clinton, CT 06413-1600
(860) 664-6016

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